SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (Amendment #3)


                            ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44 8924 100
               --------------------------------------------------
                                 (CUSIP Number)

             David L. Cohen                           David Winters
                Principal                               President
      Iridian Asset Management LLC            Franklin Mutual Advisers, LLC
           276 Post Road West                  51 John F. Kennedy Parkway
         Westport, CT 06880-4704              Short Hills, New Jersey 07078
              203-341-9000                            973-912-2177


--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  June 14, 2002
               --------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X] (As to the Iridian Reporting Persons(as defined below) only.)

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                              (Page 1 of 17 Pages)

CUSIP No.   44 8924 100               13D                     Page 2 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Iridian Asset Management LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               5,005,757
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             5,005,757

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,005,757

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.02% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          IA

CUSIP No.   44 8924 100               13D                     Page 3 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LC Capital Management, LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               5,005,757
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             5,005,757

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,005,757

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.02% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          HC

CUSIP No.   44 8924 100               13D                     Page 4 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CL Investors, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               5,005,757
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             5,005,757

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,005,757

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.02% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          HC

CUSIP No.   44 8924 100               13D                     Page 5 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          COLE Partners LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               108,500
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             108,500

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          108,500

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          HC

CUSIP No.   44 8924 100               13D                     Page 6 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Iridian Private Business Value Equity Fund, L.P.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               108,500
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             108,500

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          108,500

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          PN

CUSIP No.   44 8924 100               13D                     Page 6 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David L. Cohen

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               5,098,757
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             5,098,757

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,098,757

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.13% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          IN

CUSIP No.   44 8924 100               13D                     Page 8 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harold J. Levy

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               5,098,757
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             5,098,757

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,098,757

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.13% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          IN

CUSIP No.   44 8924 100               13D                     Page 8 of 17 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Franklin Mutual Advisers, LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7    SOLE VOTING POWER

                             0

    NUMBER OF           8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY               3,906,373
    OWNED BY
 EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0

                        10   SHARED DISPOSITIVE POWER

                             3,906,373

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,906,373

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
          Disclaims beneficial ownership for all purposes of the Common
          Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.69% (See Item 5(a))

     14   TYPE OF REPORTING PERSON

          IA

                  This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on March 13, 2002 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on March 25, 2002 and Amendment No. 2 thereto, filed April 9, 2002, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer") (such Statement on Schedule 13D as amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is amended to read in its entirety as follows:

                   (1)  Iridian Reporting Persons.

                  The securities reported in Item 5 as beneficially owned by the Iridian Reporting Persons were acquired as follows:

                  Iridian purchased 100 shares of Common Stock for total consideration (including brokerage commissions) of $3,287.95 derived from the capital of Iridian.

                  Accounts managed by Iridian (excluding Iridian Private Business) purchased an aggregate of 4,897,157 shares of Common Stock for total consideration (including brokerage commissions) of approximately $149.3 million derived from the capital of the managed accounts.

                  Iridian Private Business purchased an aggregate of 108,500 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $3.3 million derived from the capital of Iridian Private Business.

                  First Eagle purchased an aggregate of 93,000 shares of Common Stock for total consideration (including brokerage commissions) of approximately $2.5 million derived from the capital of First Eagle.

                  (2)  FMA Reporting Persons.

                  The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $196.4 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  At the Issuer's annual meeting of shareholders on May 29, 2002, FMA and Iridian nominated Messrs. Richard Koppes, Robert O'Leary and Randy Thurman to serve as directors of the Issuer, and each of Messrs. Koppes, O'Leary and Thurman was elected to serve as a director of the Issuer.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is amended to read in its entirety as follows:

                  (a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 9,005,130 shares of Common Stock, representing 10.82% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 83,210,154 shares of Common Stock outstanding at May 10, 2002 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002). The Iridian Reporting Persons, on the one hand, and FMA, on the other, each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other.

                  (1)  Iridian Reporting Persons.

                  The Iridian Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

-----------------------------------------------------------------------------
            Name                   Number of Shares             Percentage
-----------------------------------------------------------------------------
Iridian (1)                            4,897,257                   5.9%
-----------------------------------------------------------------------------
First Eagle                             93,000                     0.1%
-----------------------------------------------------------------------------
Iridian Private Business                108,500                    0.1%
-----------------------------------------------------------------------------
(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Private Business.


                  Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

                  LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their service as Principals of Iridian, to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital by virtue of their service as Principals and managers of LC Capital, and to possess beneficial ownership of the shares of Common Stock beneficially owned by CL Investors by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

                  COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock of which Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

                  Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 4,897,257 shares of Common Stock. LC Capital, CL Investors and Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 108,500 shares of Common Stock held by Iridian Private Business. COLE (in addition to LC Capital, CL Investors and Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Messrs. Cohen and Levy have the power to vote or direct the vote, and the power to dispose or direct the disposition, of the 93,000 shares of Common Stock held by First Eagle pursuant to their employment with A&SB Advisers described in Item 2 of this statement (which description is incorporated hereby by reference). By virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle, Messrs. Cohen and Levy, may be deemed to possess beneficial ownership of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

                  (2)  FMA Reporting Persons.

                  One or more of FMA's advisory clients is the owner of 3,906,373 shares of Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 3,906,373 shares, representing approximately 4.7% of the outstanding shares of Common Stock.

                  FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates each report the securities over which they hold investment and voting power separately from each other. FMA believes, based upon publicly reported information in financial information services, that other affiliates of FRI may be deemed to have beneficial ownership of securities of the Issuer. No filing pursuant to Regulation 13D-G of the Act has been made by such affiliates and FMA has no direct information in this regard.

                  Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities of the Issuer that may be beneficially owned by FRI or its other affiliates. FRI disclaims any economic interest or beneficial ownership in any of the securities of the Issuer covered by this statement.

                  Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

                  (c) Other than the transactions described in Schedules IIA and IIB of this statement, none of the Reporting Persons, Jeffrey M. Elliott, nor, to the best of their knowledge, any of the persons listed in Schedule I, have effected any transactions in the Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons, Jeffrey M. Elliott and the persons listed on Schedule I has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by the Reporting Persons, except, in the case of the Iridian Reporting Persons, that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian (or, in the case of First Eagle, managed by Messrs. Cohen and Levy) will be delivered into each such respective account, and, in the case of FMA, respective advisory clients of FMA.

                  (e)      Not applicable.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 17, 2002           IRIDIAN ASSET MANAGEMENT LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                LC CAPITAL MANAGEMENT, LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                CL INVESTORS, INC.


                                                /s/ Jeffrey M. Elliott
                                                --------------------------------
                                                By: Jeffrey M. Elliott
                                                Title: President


                                                COLE PARTNERS LLC


                                                /s/ David L. Cohen
                                                --------------------------------
                                                By: David L. Cohen
                                                Title: Principal


                                                IRIDIAN PRIVATE BUSINESS VALUE
                                                EQUITY FUND, L.P.
                                                  By: COLE Partners LLC, General
                                                      Partner

                                                      /s/ David L. Cohen
                                                      --------------------------
                                                      By:  David L. Cohen
                                                      Title:  Principal


                                                /s/ David L. Cohen
                                                --------------------------------
                                                David L. Cohen, individually


                                                /s/ Harold J. Levy
                                                --------------------------------
                                                Harold J. Levy, individually


                  Date: June 17, 2002           FRANKLIN MUTUAL ADVISERS, LLC


                                                /s/ Bradley Takahashi
                                                --------------------------------
                                                By: Bradley Takahashi
                                                Title: Vice President

                                  SCHEDULE IIA

                            IRIDIAN REPORTING PERSONS
                          TRANSACTIONS IN COMMON STOCK

                  Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.

                          Iridian Asset Management LLC
                          ----------------------------

      Date                      Number of Shares            Price per Share (1)
      ----                      ----------------            -------------------

May 6, 2002                          4,100                        $26.5000
May 15, 2002                         1,900                        $27.5600
June 3, 2002                         3,400                        $26.8700


(1)   Price includes commission.

                                  SCHEDULE IIB

                                       FMA
                          TRANSACTIONS IN COMMON STOCK

                  Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.


      Date                      Number of Shares            Price per Share (1)
      ----                      ----------------            -------------------

April 16, 2002                      13,700                        $28.3400
April 26, 2002                      22,900                        $27.6975
May 10, 2002                         3,100                        $26.5106
May 13, 2002                        20,000                        $26.5472
May 15, 2002                        52,500                        $26.4747
May 20, 2002                        21,100                        $27.5547
May 24, 2002                           500                        $27.6700
May 24, 2002                        33,600                        $27.4810
May 24, 2002                        13,000                        $27.7842
May 28, 2002                         1,000                        $28.0540
June 12, 2002                      200,000                        $24.9353
June 13, 2002                      125,000                        $24.9664
June 14, 2002                       53,000                        $24.8364


(1) Price includes commission.